UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15F


           CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                             Commission File Number: 333-1-276-2


                    Royal & Sun Alliance Insurance Group plc
             (Exact name of registrant as specified in its charter)


                         9th Floor, One Plantation Place
                               30 Fenchurch Street
                                 London EC3M 3BD
                                  Great Britain
                               44 (0) 20 7111 700
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  8.95% Subordinated Guaranteed Exchange Bonds due October 15, 2029 and related
          Guarantee of the 8.95% Subordinated Guaranteed Exchange Bonds
                              due October 15, 2029
            (Title of each class of securities covered by this Form)


Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

      Rule 12h-6(a)           [ ]             Rule 12h-6(d)              [ ]
 (for equity securities)               (for successor registrants)
      Rule 12h-6(c)           [ ]             Rule 12h-6(i)              [X]
  (for debt securities)                 (for prior Form 15 filers)

                                     PART I

Item 1.  Exchange Act Reporting History

     Not Applicable.

Item 2.  Recent United States Market Activity

     Not Applicable.

Item 3.  Foreign Listing and Primary Trading Market

     Not Applicable.

Item 4.  Comparative Trading Volume Data

     Not Applicable.

Item 5.  Alternative Record Holder Information

     Not Applicable.

Item 6.  Debt Securities

     Not Applicable (See Item 8).

Item 7.  Notice Requirement

     Not Applicable.

Item 8.  Prior Form 15 Filers

          A. Royal & Sun Alliance Insurance Group plc (the "Company") previously filed a Form 15 on 21 December 2006 to suspend its reporting obligations with respect to the Debt Securities (as defined below) pursuant to Rule 12h-3(b)(1)(i) under the Exchange Act of 1934, as amended.

          B. Not Applicable.

          C. As of 31 August 2007, 50 worldwide record holders held the 8.95% Subordinated Guaranteed Exchange Bonds due 15 October 2029 and the related Guarantee of the 8.95% Subordinated Guaranteed Exchange Bonds due 15 October 2029 (the "Debt Securities") issued by the Company.

                                     PART II

Item 9.  Rule 12g3-2(b) Exemption

     The information required under Rule 12g3-2(b)(1)(iii) will be made available on the Company's website at http://www.royalsun.com.

                                    PART III

Item 10. Exhibits

     Not Applicable.

Item 11. Undertakings

     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

     (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

     (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

     (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

     Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, Royal & Sun Alliance Insurance Group plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Royal & Sun Alliance Insurance Group plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date:  28 September 2007

                                             By: /s/ George Culmer
                                                --------------------------------
                                                Name:   George Culmer
                                                Title:  Chief Financial Officer